

Mail Stop 3561

August 10, 2006

Mr. Frank G. Vitrano
President and Chief Financial Officer
Pathmark Stores, Inc.
200 Milik Street
Carteret, New Jersey 07008

      Re: Pathmark Stores, Inc.
             Form 10-K for the Fiscal Year Ended January 28, 2006
             Filed April 7, 2006
             Form 10-Q for the Fiscal Quarter Ended April 29, 2006
             Form 8-K Filed on June 1, 2006
             File No. 1-05287

Dear Mr. Vitrano:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended January 28, 2006

Financial Statements, page 27

General

1.   Please revise your filing to include Schedule II – Valuation and Qualifying Accounts, or tell us why you believe this schedule is properly omitted. We would expect your allowance for doubtful accounts and your sales returns and allowances to be reported in this schedule, if material. Alternatively, you may provide such disclosure in the notes to the financial statements. Refer to Rules 5-04 and 12-09 of Regulation S-X for guidance.

Notes to Consolidated Financial Statements, page 31

Note 1. Significant Accounting Policies, page 31

Stock-Based Compensation, page 34

2.   Please confirm to us that the immediate vesting of all unvested stock options awards upon the change of control caused by the Yucaipa investment was an outcome pursuant to the original terms of your 2000 Employee Equity Plan and your 2000 Non-Employee Directors' Equity Plan. If immediate vesting upon change of control was not stipulated in the original terms of the agreements, we would expect the acceleration of vesting to be accounted for as a stock option modification resulting in a re-measurement of the stock options.

Note 16. Selling, General and Administrative Expenses ("SG&A"), page 42

3.   Please tell us why you recorded the $13.7 million gain from the sale of real estate in fiscal year 2003 as a reduction of SG&A. We would expect this to be recorded as a non-operational gain in a line item such as other income.

Note 25. Insurance Claims, page 60

4.   Please disclose the risk-free interest rate used in calculating the present value of your self-insured claims liability. Additionally, please disclose the total undiscounted amount of your self-insured claims liability.

Note 27. Quarterly Financial Data (Unaudited), page 61

5.   Please remove the line item "LIFO charge" from your tables for all periods presented or tell us why you believe this per share measure complies with Item 10(e) of Regulation S-K. Please refer to our guidance regarding Non-GAAP measures at our website: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Form 10-Q for the Fiscal Quarter Ended April 29, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 14

Selling, General and Administrative Expenses ("SG&A"), page 14

6.   Your disclosure of the increase in SG&A excluding the charge related to stock-based compensation and expense related to your review of strategic alternatives represents a non-GAAP measure subject to the disclosure and reconciliation requirements of Item 10(e) of Regulation S-K. Please revise your disclosure as follows:

- provide a reconciliation to the most comparable GAAP measure;
- indicate the reasons why you believe presentation of this non-GAAP measure provides useful information to investors; and
- disclose how management uses the non-GAAP measure.

Form 8-K Filed June 1, 2006

7.   Your disclosure of net loss and net loss per diluted share in the first quarter of fiscal 2006 and 2005 excluding non-cash stock-based compensation and charges related to strategic initiatives appear to represent non-GAAP measures subject to the disclosure and reconciliation requirements of Regulation G. To the extent you continue to present or discuss these measures in future filings on Forms 8-K, please identify these as a non-GAAP measures, reconcile these measures to the most directly comparable GAAP measures and present, with equal or greater prominence, the most directly comparable GAAP measures.

8.   Please define and discuss the line item "LIFO charge (% of sales)" presented in your supplemental operation results data table. In doing so, please explain what LIFO charge represents and how you use this measure.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief